December 23, 2005

Room 4561

Paul R. Sylvester
President, Chief Executive Officer and Director
Manatron, Inc.
510 East Milham Avenue
Portage, Michigan 49002

Re:	Manatron, Inc.
	Form 10-K for Fiscal Year Ended April 30, 2005
      Form 10-Q for Fiscal Quarter Ended July 31, 2005
	File No. 000-15264

Dear Mr. Sylvester:

      We have reviewed your response to our letter dated October
28,
2005 in connection with our review of the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Balance Sheet, page A-3

We note your response to prior comment 2 and that you believe percentage of completion is appropriate for your appraisal services.
Explain to us why you believe it is appropriate to recognize revenue in this manner. Please note that footnote 1 of SOP 81-1 does not permit the use of contract accounting for service contracts.


       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

      You may contact Melissa Rocha at (202) 551-3854 or Marc
Thomas,
Senior Accountant at (202) 551-3452 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


Sincerely,


      Brad Skinner
      Accounting Branch Chief



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Paul R. Sylvester
Manatron, Inc.
December 23, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

          DIVISION OF
   CORPORATION FINANCE